FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 21 DATED JULY 6, 2011
TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 15 dated April 19, 2011, supplement no. 16 dated May 6, 2011, supplement no. 17 dated May 13, 2011, supplement no. 18 dated June 1, 2011, supplement no. 19 dated June 7, 2011 and supplement no. 20 dated June 28, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an amended and restated secured revolving credit facility.

Amended and Restated Credit Facility
On June 29, 2011, we, through our operating partnership (“Wells OP”), entered into an amended and restated credit facility (the “Amended Credit Facility”) with the various lenders named therein (the “Lenders”), Regions Capital Markets and U.S. Bank Loan Capital Markets, as joint lead arrangers and joint bookrunners (the “Arrangers”), Regions Bank, as administrative agent (“Regions”), and U.S. Bank National Association, as syndication agent (“U.S. Bank”). The Amended Credit Facility amends and restates in its entirety the credit facility, dated as of November 19, 2010, by and between Wells OP, Regions and U.S. Bank, as lenders, and Regions, as administrative agent.
Under the Amended Credit Facility, we may borrow up to $300 million (the “Facility Amount”), subject to availability as described below. We also have the right to increase the Facility Amount by an aggregate of $100 million to a total facility amount of $400 million provided that no default has occurred. The Amended Credit Facility also includes a standby letter of credit facility with an initial $25 million sublimit and a swingline facility with an initial $30 million sublimit, in each case subject to availability. Aggregate advances, letters of credit or swingline loans outstanding at any time under the Amended Credit Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 60% multiplied by the value of the properties used to secure the Amended Credit Facility, or (3) an amount which would produce a minimum implied debt service coverage ratio of 1.45 to 1.00 based on a 30-year amortization schedule and an interest rate equal to the greater of (a) the ten-year Treasury Rate plus 2.50% or (b) 8.00%. Draws under the Amended Credit Facility will be secured by properties directly owned by our subsidiaries which we have elected to add to the borrowing base. The proceeds of the Amended Credit Facility may be used by us to acquire properties and for working capital, capital expenditures and other general corporate purposes.
The entire unpaid principal balance of all borrowings under the Amended Credit Facility and all accrued and unpaid interest thereon will be due and payable in full on November 19, 2013, which date may be extended to November 19, 2014 subject to satisfaction of certain conditions (including Wells OP having a tangible net worth of at least $400 million) and payment of an extension fee equal to 0.25% of the amount committed under the Amended Credit Facility. We may borrow under the Amended Credit Facility at rates equal to (1) LIBOR plus the applicable LIBOR Margin (the “LIBOR Rate”) or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.50% or (c) the 30-day LIBOR (adjusted daily) plus 1.00%, plus the applicable base rate margin (the “Base Rate”). The applicable LIBOR margin may vary from 2.75% to 3.50% and the applicable base rate margin may vary from 1.75% to 2.50% based on our then current leverage ratio. In the event that our tangible net worth exceeds $200 million, the applicable LIBOR margin may vary from 2.50% to 3.25% and the applicable base rate margin may vary from 1.50% to 2.25% based on our then current leverage ratio. All swingline loans issued under the Amended Credit Facility will bear interest at the Base Rate. We generally will be required to make interest-only payments. We also may prepay the Amended Credit Facility in whole or in part at any time without penalty, subject to reimbursement of any breakage and redeployment costs incurred by lenders in the case of prepayment of LIBOR borrowings.

We are required to pay a fee on the unused portion of the Amended Credit Facility in an amount equal to the average daily unused amount of the Amended Credit Facility multiplied by a rate per annum equal to (1) 0.50% if we utilize 50% or less of the Facility Amount or (2) 0.35% if we utilize more than 50% of the Facility Amount, payable quarterly in arrears. We will also pay a fee at a rate per annum equal to the applicable LIBOR margin for LIBOR-based loans on the maximum amount available to be drawn under each letter of credit that is issued and outstanding, payable quarterly in arrears. Additionally, we must pay Regions a one-time fronting fee equal to the greater of (1) $1,500 or (2) 0.125% on the stated amount of each letter of credit issued pursuant to the Amended Credit Facility, payable at the time of issuance. Wells OP's obligations with respect to the Amended Credit Facility are guaranteed by us and by certain material subsidiaries of Wells OP, as defined in the Amended Credit Facility, pursuant to the terms of an amended and restated guaranty dated as of June 29, 2011 (the “Guaranty”).
The Amended Credit Facility contains, among others, the following restrictive covenants:

•	The ratio of our total indebtedness to the total value of our assets, as both are defined in the Amended Credit Facility, may not exceed 0.60 to 1.00.

•
Our amount of secured debt, excluding the Amended Credit Facility and non-recourse debt, may not exceed 5% of our consolidated tangible assets for so long as our consolidated tangible assets are less than $200 million in value. Thereafter, the limit will be increased to 10%.

•	Beginning June 30, 2011, the ratio of our adjusted EBITDA to our fixed charges, including preferred dividends, shall not be less than 1.75 to 1.00.

•
As of December 31, 2011, our tangible net worth may not be less than $110 million. At any time from January 1, 2012 to but excluding December 31, 2012, our tangible net worth may not be less than the sum of (1) $110 million and (2) 75% of the gross cash proceeds of all of our equity issuances consummated after December 31, 2011. As of December 31, 2012, our tangible net worth may not be less than $200 million. At any time after December 31, 2012 and before the exercise of any extension option, our tangible net worth may not be less than the sum of (1) $200 million and (2) 75% of the gross cash proceeds of all of our equity issuances consummated after December 31, 2012.

Although we expect to comply with these covenants for the duration of the term of the Amended Credit Facility, depending upon our future operating performance, capital raising success, property and financing transactions and general economic conditions, we cannot assure such compliance.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 15 dated April 19, 2011, supplement no. 16 dated May 6, 2011, supplement no. 17 dated May 13, 2011, supplement no. 18 dated June 1, 2011, supplement no. 19 dated June 7, 2011, supplement no. 20 dated June 28, 2011 and supplement no. 21 dated July 6, 2011.

Supplement no. 15 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	updates to the risks related to an investment in our shares;

•	an update to our “Estimated Use of Proceeds” table;

•	a revised ownership structure chart;

•	the amendment of our charter;

•	the amendment of our bylaws;

•	changes to the composition of our board of directors;

•	a change to the compensation paid to our independent directors;

•	an update to the biography of Randall D. Fretz, our senior vice president;

•	our entry into an amended and restated advisory agreement and a master property, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	an update regarding our dealer manager;

•	the cap on the debt financing fee payable to our advisor and its affiliates;

•	a change to the disposition fee payable to our advisor and its affiliates;

•	revised disclosure regarding our conflict resolution procedures;

•	updates to the “Prior Performance Summary” section of our prospectus;

•	updates to the “Experts” section of our prospectus;

•	information incorporated by reference; and

•	updated prior performance tables for the year ended December 31, 2010.

Supplement no. 16 includes:

•	the status of the offering; and

•	the execution of an agreement to purchase a four-story office building containing approximately 96,400 square feet in Miramar, Florida.

Supplement no. 17 includes:

•	acquisition of the Duke Bridges I & II Buildings;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed on May 12, 2011; and

•	our unaudited financial statements as of and for the three months ended March 31, 2011, as filed in our Quarterly Report on Form 10-Q, filed on May 12, 2011.

Supplement no. 18 includes:

•	the status of the offering; and

•	the acquisition of the Miramar Centre II Building.

Supplement no. 19 includes:

•	information regarding our indebtedness;

•	the execution of an agreement to purchase a six-story office building containing approximately 183,000 square feet in Englewood, Colorado; and

•	information regarding the renewal of our advisory agreement.

Supplement no. 20 includes:

•	the status of the offering;

•	the acquisition and related financing of the 7601 Technology Way Building; and

•	information regarding our indebtedness.

Supplement no. 21 includes:

•	the execution of an amended and restated secured revolving credit facility.